LaserCard Corporation

1875 North Shoreline Boulevard

Mountain View, CA 94043

March 6, 2006

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Room 4561

Washington, D.C. 20549

Re:	Your letter Dated February 9, 2006

LaserCard Corporation (the “Company”)

Form 10-K for Fiscal year Ended March 31, 2005 filed June 15, 2005 (the “Filing”) File No. 000-06377

Dear Ms. Collins:

We have reviewed your letter dated February 9, 2006 and we have provided responses to your comments and requests for supplemental information. We acknowledge that the Company is responsible for the adequacy of the disclosures in the Filing. We acknowledge that comments of the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) or changes we make to our disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing. We acknowledge that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have followed the format of your letter showing your comment and then our response in italics. As described below, we believe that no amendment to the Filing is required so no such amendment accompanies this letter.

General

1.	We note your references throughout the Company’s Form 10-K to a customer in a “Middle Eastern country.” Tell us the name of the Middle Eastern country where you conduct business.

Response: We supplementally inform the Staff that Middle Eastern country is * * * .

***	Material omitted pursuant to a confidential treatment request. The omitted material has been provided filed separately to the Securities and Exchange Commission.

[Confidential Treatment Request by LaserCard Corporation: Number 1, Code A]

Note 2. Summary of Significant Accounting Policies

Reclassifications, page 48

2.	We note that you reclassified certain auction rate securities from cash and cash equivalents to short-term investments in 2004 and it appears that this change was made in order to comply with existing generally accepted accounting principles (i.e. SFAS 95). Tell us how you considered this change when evaluating the effectiveness of your disclosure controls and procedures and your disclosures under Item 308(c) changes in internal controls over financial reporting.

Response: We supplementally advise the Staff as follows:

We considered the reclassification and determined that our disclosure controls were effective, that there was a responsible basis for our accounting prior to the reclassification, and that we were following more recent interpretations of SFAS 95 in making the reclassification.

The Company addressed this issue at the time that the SEC clarified the classification of Auction Rate Securities and came to the following conclusion excerpted from the internal memo on the subject. “Management believes that it has consistently and appropriately classified ARS as cash equivalents, given that FAS 95 indicates that “generally” only investments with original maturities of three months or less qualify under that definition, which indicates latitude for reasonable interpretation as to whether or not original maturities, as opposed to reset dates, could be used as the basis for determining classification. However, given that recent SEC interpretations indicate that the SEC does not believe that ARS should be classified as a cash equivalent, we believe we should classify our ARS securities as short-term investments for all periods presented and that treatment of this change for all prior periods presented in our Annual Report on Form 10-K for the year ended March 31, 2005 should be treated as a change in classification with specific disclosures in the footnotes about the nature and extent of the changes being made.”

3.	We note the disclosures in the Company’s Consolidated Statements of Cash Flows where you present cash flows from investing activities for auction rate securities. In fiscal 2004 you present a separate line item for cash flows from auction rate securities, net whereas in fiscal 2003 and 2005 you include such information in purchases of investments and proceeds from maturities of investments on a gross basis. Please explain why the presentation is different for each period presented.

Response: First, we understand that we are responsible for the financial statements and their presentation. However, there were three different accounting firms involved with our March 31, 2005 Form 10-K. While the presentation for our fiscal 2004 year was a compromise, we believe that it presents fairly the activities for the fiscal year and the additional information provided for fiscal years 2003 and 2005 is not necessary to understand the results of operations or financial condition of the Company.

Contract with Global Investments Group (GIG), page 53

4.	We note that in April 2004 you entered into a card-manufacturing license agreement with Global Investments Group (GIG). Tell us how you plan to recognize revenue from this arrangement, including your consideration of the multiple elements and timing of revenue recognition for each element. Your response should include a discussion of the basis in GAAP supporting the allocation of contract proceeds to the various elements. Also tell us what consideration you gave to including this information in your accounting policy footnote.

Response: We supplementally advise the Staff as follows:

Attachment A describes the accounting for each element of the arrangement. The accounting for the fixed payments called for in the agreement is described in the accounting policy footnote. The royalty revenue component is both contingent and confidential and therefore was not specifically described.

Note 11. Acquisition, page 65

5.	Disclosure on page 66 indicates that $3.84 million of the purchase price was allocated to goodwill and other intangibles. Disclosure elsewhere in the note indicates that goodwill of $3.3 million was recognized in connection with these acquisitions and $29,000 was allocated to backlog (intangible asset). Describe the other intangible assets recognized, valued at approximately $500,000. Tell us what consideration you gave to disclosing this information in the footnote.

Response: The other intangible asset is “Brand” valued at $490,000 which is disclosed in Note 2 on the top of page 52. In part in light of this disclosure in Note 2, we did not believe that it was necessary to disclose the specific nature of the other intangible asset in Note 11.

6.	We note that all five of the former shareholders of the acquired German entities entered into employment agreements with you. Tell us whether the employment agreements were part of the agreement to purchase the German companies, and how the agreements were considered in connection with the purchase accounting. Also tell us how you will account for the commissions payable under these agreements, including whether the commission payments are considered contingent consideration or compensation for services. Tell us how you considered paragraphs 28 and 34 of SFAS 141 in determining whether such payments should be contingent consideration based on earnings or compensation in contingent arrangements. Describe the terms of the employment agreements that support your conclusions.

Response: We supplementally advise the Staff as follows:

Payments described in each of the employment agreements are contingent upon the selling shareholder remaining with the acquired German entity or otherwise with the Company. Therefore no value was included in the purchase price for these agreements. Commission payments are considered compensation for services and will be expensed when earned as they are contingent on the performance of such services. Overriding consideration was given to paragraph 34 of SFAS 141 in such determination. The employment contracts are subject to termination if the business unit does not perform to specified levels and may be terminated by either party for good cause. Payment of base salary requires status of employment, and bonus or commission payments require the selling shareholder to be an employee on the date of payment.

7.	Tell us how you considered Rule 1-02(w) of Regulation S-X in determining whether the Company’s acquisition of the German Card companies in fiscal 2004 met the significance test to require financial information pursuant to Rule 3-05 and Article 11 of Regulation S-X. Specifically, provide your calculations of significance using the income test of rule 1-02(w)(3) of Regulation S-X.

Response: We supplementally advise the Staff as follows:

The Company considered Rule 1-02(w) of Regulation S-X in determining whether the Company’s acquisition of the German Card companies in fiscal 2004 met the significance test to require financial information pursuant to Rule 3-05 and Article 11 of Regulation S-X. See Attachment B for the calculations of significance using the income test of rule 1-02(w)(3) of Regulation S-X.

Item 9A. Controls and Procedures, 69

8.	We note your disclosure that your “principal executive officer and principal financial officer have evaluated the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c)and 15d-14(c)).” Please confirm that as of the end of the period covered by this Form 10-K, and as of the periods covered by the Forms 10-Q for the first and second quarters in fiscal 2006 that your officers evaluated the Company’s disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Tell us what consideration you gave to including this disclosure in your periodic filings.

The Exchange Rule references were indeed incorrect and should have been 13(a)-15(e) and 15d-15(e). We confirm that our principal executive officer and principal financial officer have evaluated our disclosure controls and procedures as defined in Exchange Acts Rules 13(a)-15(e) and 15d-15(e) as of the end of the periods covered by our fiscal 2005 Form 10-K and our Forms 10-Q for the first and second quarter of fiscal 2006. Their conclusions are described below in item 9.

9.	We note your statement that the principal executive officer and principal financial officer “have determined that [the disclosure controls and procedures] are reasonable taking into account the totality of the circumstances.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Describe your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by this Form 10-K and as of the periods covered by the Forms 10-Q for the first and second quarters in fiscal 2006. Also tell us what consideration you gave to disclosing this information in your periodic filings. We refer you to Exchange Act Rule 13a-15(e).

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet, and management believes that they meet, reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the periods covered by our fiscal 2005 Form 10-K and our Forms 10-Q for the first and second quarters in fiscal 2006, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, as of such dates, our disclosure controls and procedures were effective at the reasonable assurance level.

Thank you in advance for your consideration of our response to your comments.

Sincerely,

Steven G. Larson
Vice President, Finance

Attachment A

LaserCard Corporation

Revenue Recognition Analysis

Contract: Global Investments Group card manufacturing license, equipment purchase, and training and support agreement (GIG agreement)

Effective date: April 3, 2005

Purpose:

To discuss the application of EITF 00-21 (Revenue Arrangements with Multiple Deliverables) for the Company’s revenue recognition under the GIG agreement

Background:

The Company entered an agreement effective April 3, 2004 with Global Investments Group (GIG), based in Auckland, New Zealand, to sell a license for card manufacturing in Slovenia. This agreement provides for payments to the Company of $2 million for a 20-year license and $12 million for a five-year training and support package, followed by $15 million paid $1 million annually for ongoing support for an additional 15 years. Additionally, the Company is to sell approximately $12 million worth of the required manufacturing equipment and installation support for the new facility to be built by GIG to provide a targeted initial manufacturing capacity of 10 million optical cards annually. In addition, GIG is to pay the Company royalties for each card produced under the license. The territories covered by the license include most of the European Union and eastern European regions. GIG has exclusive marketing rights in Russia for five years and certain other territories with performance goals to maintain these rights. The Company will assign a person on site during the license term to provide assistance with respect to card manufacturing technology and to monitor card quality with the mutual goal that the facility and the cards made in the facility conform to the Company’s standards. The Company also retains rights to utilize up to 20% of the new facility capacity as backup and capacity buffer to augment its own card manufacturing facilities in Mountain View, California. This license establishes a potential second source supplier of optical memory cards for existing and prospective customers who may request multiple sources for cards.

Elements:

Card manufacturing license - $2 million

Five-year training and support - $12 million

Manufacturing equipment - $12,453,500

Training and support for years six through 20 - $1 million per year

Royalties - * * * ..

***	Material omitted pursuant to a confidential treatment request. The omitted material has been provided separately with the Securities and Exchange Commission.

[Confidential Treatment Request by LaserCard Corporation: Number A1, Code B]

Certain raw materials for card production – As quoted from time to time.

Accounting:

a.	According to EITF 00-21, certain criteria must be met in order for elements in a multi-element arrangement to be accounted for as separate units of accounting.

The fixed payments called for in the agreement totaling $41,453,500 for the license fee, training and support, and the purchase of manufacturing equipment will be recognized on a straight-line basis ratably over the period commencing with the installation and customer acceptance of the equipment through the date the contract terminates. Direct and incremental costs and expenses will be deferred and amortized as revenue is recorded. These revenues and related costs will be recognized over the contract performance period, because the deliverables do not represent separate units of accounting under paragraph 9 of EITF 00-21, as the Company does not have objective and reliable evidence of the fair value of the undelivered items, in particular the ongoing manufacturing support services which will be provided over several years, and which the Company has not provided in the past.

The Company intends to have two carve outs that will be recorded as separate units of accounting because the amounts are unknown; they are based upon production or sales activity, and have a direct relationship between their timing and the economic benefit to the licensee.

Raw material purchases will be recorded as revenue and the related cost charged to COGS in the period when shipped and the other revenue recognition criteria of SAB 104 are met. This item can not be recorded on a straight line basis because the level of purchases is unknown. Raw material will be sold with a nominal markup at an amount that will recover cost with no material profit margin.

Royalty revenue will be recorded as revenue in the period when earned based upon optical memory card shipments by the licensee as defined in the agreement. These payments are contingent in nature and there is no reasonable basis to estimate the amount of royalties that will be earned over the term of the agreement. Therefore, it is impossible to straight line the royalty revenue over the term of the agreement.

The product involved in the subject license is not software. However, we reference SOP 97-2 by way of analogy for the treatment of royalty revenue. The conclusion that royalty fees receivable may be recorded as revenue as the customer licenses its product to end-users is analogous to the royalties earned by the Company as GIG sales optical memory cards to its customers.

Following is an interpretation from CCH:

“48-2 Agreement to License Current and Future Software that will be Incorporated into a Customer’s Software Product

A vendor charges an upfront license fee to a customer for the right to incorporate the vendor’s software into the customer’s product. As part of the arrangement, the vendor agrees to provide the customer with access to its future product stream (updates and new products). The vendor will also receive royalties when the customer licenses its product to third parties. Can the vendor record the license fee upon the initial delivery of the software?

Response: Paragraph 48 provides that if a vendor agrees to provide unspecified additional software products in the future, then there is no way to determine if vendor- specific objective evidence exists (required to allocate the fee among the products). The arrangement should be accounted for as a subscription (paragraph 49) and recognized over the economic life of the products covered by the arrangement unless a period is specified in the agreement. The royalty fees receivable may be recorded as revenue as the customer licenses its product to end-users.”

* * *

***	Material omitted pursuant to a confidential treatment request. The omitted material has been provided separately with the Securities and Exchange Commission.

[Confidential Treatment Request by the Company:

Number A3, Code B]

Attachment B

Drexler Technology Corporation

Significance Test - Rule 1-02(w)(3)

Acquisition of c&m and CCD

Reference to acquired companies USGAAP Financial Statements as of 12/31/03 versus Drexler Technology Corporation financial statements as of 3/31/03

In thousands

Income Test (before tax)

Acquired companies	$22	1%
Drexler Technology Corporation	$3,802